082-04578

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 June 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

07024758

SUPPL

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

dw 6/26

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 20 June 2007 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 June 2007 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	49	612,988
Sam Laidlaw	48	266,654
Jake Ulrich	49	860,884
Persons Discharging Managerial Responsibility		
Grant Dawson	49	277,614
Catherine May	49	5,893
Anne Minto	49	195,358
Chris Weston	49	133,643

* The 'Number of Shares Acquired' includes 33 Partnership shares (32 for Sam Laidlaw due to a lower residual balance) acquired at 386.75 pence per share and 16 Matching shares acquired at 383.42 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 8,807 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards June's allocation of Matching shares. The Directors listed above, together with some 5,410 other employees, are participants in the SIP and are potentially interested in the remaining 2,196 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

centrica

RECEIVED

2007 JUN 25 A 5:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	14 June, 2007
Att:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**4** (incl. this one)

Please find attached two recently released Stock Exchange Announcements.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

14 June 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

14 June 2007

Directors' and Other PDMRs' Shareholdings

Centrica plc (the 'Company') announces that Directors and other Persons Discharging Managerial Responsibility acquired shares as follows through the reinvestment of the Company's dividend of 8 pence per share paid on 13 June 2007:

(1) Phil Bentley acquired 11,574 ordinary shares on 13 June 2007 at a price of 363.78 pence under the Centrica Dividend Reinvestment Plan; and

(2) Hill Samuel ESOP Trustees Limited (the 'Trustee'), as Trustee of the Centrica Share Incentive Plan (the 'Plan'), purchased the following ordinary shares in the Company at a price of 361.5p pence under the Plan's Dividend Share scheme on 13 June 2007.

	Number of shares	Aggregate shares held beneficially (across all accounts following acquisition)
Directors		
Phil Bentley	92	612,939
Sam Laidlaw	6	266,606
Jake Ulrich	90	860,835
Other Persons Discharging Managerial Responsibility		
Grant Dawson	92	277,565
Anne Minto	78	195,309

Enquiries:

Centrica Media Relations 01753 494085
Centrica Investor Relations 01753 494900

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by a Person Discharging Managerial Responsibility (**PDMR**) of the Company under its North American Employee Share Purchase Plan ("**NAESPP**").

The Bank of New York, (the "**Administrator**"), notified the Company on 14 June 2007 of the following transactions that had been completed on behalf of the following PDMR of the Company under the NAESPP:

- that they had acquired Partnership Shares on 11 June 2007; and
- that shares were required to meet the Matching element on the Partnership Shares acquired on 7 June 2005. The shares were allotted on 7 June 2007 and are held by the Administrator on behalf of the PDMR:

	Number of Partnership Shares acquired*	Number of Matching Shares allotted**	Aggregate Shares held beneficially (across all accounts following acquisition and allotment)
Persons Discharging Managerial Responsibility			
Deryk King	201.96323	140.788265	273,572.36664

* The 'Number of Partnership Shares acquired' were purchased at 367.25 pence.

** The 'Number of Matching Shares allotted' were at a price of 383.25 pence per share.

The NAESPP operates as follows

- Each month the Administrator uses participants' contributions (which are from 1% to 5% of base salary but may not exceed $10,000 per participant per year) to purchase shares in the market. These shares are called '**Partnership Shares**'. Participants may hold both fractional and whole Partnership Shares.
- For every two Partnership Shares the participants still own after two years, the Company awards one free share. These are called '**Matching Shares**'.
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.
- The NAESPP is only open to employees of the Company based in Canada and the United States. No other Directors or PDMRs of the Company are participants in the NAESPP.

END